SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                               DANZER CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   23700P109
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                                 (CUSIP Number)

                             Norman R. Miller, Esq.
                           Kirkpatrick & Lockhart LLP
                          1717 Main Street, Suite 3100
                             Dallas, TX 75201-4681
                                 (214) 939-4906


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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                  June 21, 2001
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            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_]


                         (Continued on following pages)


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                                  SCHEDULE 13D

                              CUSIP No. 25469V102
                                    ---------

1        NAME OF REPORTING PERSON                   I.R.S. IDENTIFICATION NUMBER

         G. Russell Cleveland                                        ###-##-####
 -------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [  ]
                                                                       (b)  [  ]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS
         PF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [  ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.
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NUMBER OF  SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
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         7.       SOLE VOTING POWER
                  88,000
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         8.       SHARED VOTING POWER
                  None
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         9.       SOLE DISPOSITIVE POWER
                  88,000
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         10.      SHARED DISPOSITIVE POWER
                  None
 -------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         88,000 shares
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [  ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.495%
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14.      TYPE OF REPORTING PERSON
         IN
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
ITEM 1.  SECURITY AND ISSUER

This  statement  relates  to  the  Common  Stock   ("Common  Shares") of  Danzer
Corporation (the "Company"). The principal executive offices of the Company are located at 17500 York Road, Hagerstown, Maryland 21740.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This statement is filed by G. Russell Cleveland. Mr. Cleveland is the President and CEO of Renaissance Capital Group, Inc., the former managing general partner of Renaissance Capital Partners, Ltd. (the "Partnership").

(b) The business address of Mr. Cleveland is c/o Renaissance Capital Group, Inc., 8080 North Central Expressway, Suite 210, LB-59, Dallas, Texas 75206.

(c)      The Reporting Person has not been convicted in a criminal proceeding in
         the  past  five  years   (excluding   traffic   violations  or  similar
         misdemeanors).

(e) The Reporting Person was not during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Cleveland is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total amount of funds required by Mr. Cleveland to acquire the securities reported in Item 5(a) was $38,216.95. The source of such funds was personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION

(a) Record Ownership. The Reporting Person acquired beneficial ownership of 88,000 Common Shares reported in Item 5(a) in the ordinary course of business for purposes of investment.

(b) Termination of Irrevocable Proxy. On December 22, 2000, an Irrevocable Proxy Agreement was entered into by and among the Company, the Partnership, and Russell Cleveland. On June 22, 2001, Russell Cleveland terminated such Irrevocable Proxy and caused the shares of the Company's common stock previously held by the Partnership to be distributed to the Partners.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) G. Russell Cleveland beneficially owns 88,000 shares. Based upon information contained in the Company's most recent public filing containing such information filed with the Securities and Exchange Commission, the Common Shares owned of record by Russell Cleveland represent approximately 0.459% of the outstanding Common Shares.

(b) Mr. Cleveland has the sole power to vote 88,000 Common Shares and the sole power to dispose of 88,000 Common Shares.

(c) No transaction in the Common Shares was effected by the Reporting Person during the past 60 days, except for the termination of the Irrevocable Proxy Agreement and the distribution of the Company's Common Shares to the Partners.

(d) No person other than Russell Cleveland has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Russell Cleveland.

(e) Russell Cleveland ceased to be the beneficial owner of more than five percent of the Company's Common Shares on or about June 22, 2001.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.

Notice of Termination of Irrevocable Proxy Agreement dated December 22, 2000, among G. Russell Cleveland, Renaissance Capital Partners, Ltd. and Danzer Corporation.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 2nd day of July 2001.


                                                     /S/
                                     -------------------------------------------
                                     G. Russell Cleveland

                                   EXHIBIT 1

                        Termination of Irrevocable Proxy

June 21, 2001



Ms. Gina Hardin
STOCKTRANS, INC.
44 West Lancaster Avenue
Ardmore, PA  19003

        Re: Irrevocable Proxy Agreement Between G. Russell Cleveland and Renaissance Capital Partners, Ltd with respect to 11,719,110 shares of the Common Stock, $0.0001 par value per share of Danzer Corporation, a New York Corporation

Dear Ms. Hardin:

This letter serves as my written notice of termination of that certain Irrevocable Proxy Agreement (the "Agreement") between G. Russell Cleveland and Renaissance Capital Partners, Ltd ("Renaissance") with respect to 11,719,110 shares of the Common Stock, $0.0001 par value per share of Danzer Corporation, a New York Corporation. I have enclosed the Agreement with this letter. This notice officially terminates the Agreement pursuant to section 5(iv) of the Agreement.

As the Agreement is now at an end, I would ask that you immediately distribute the 11,719,110 shares of Danzer to the Renaissance limited partners in their name. You should be receiving a legal opinion and updated distribution list from Jeff Sone, counsel for Danzer, allowing you to distribute almost all of the shares without legend. If you need further information or have questions please call John Schmit in my office.

Sincerely,

/S/

Russell Cleveland



Enclosure





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